Corporate Capital Trust SC TO-I/A

Exhibit 99.(a)(5)(d)

Corporate Capital Trust Announces Preliminary Results of Tender Offer

SAN FRANCISCO, Calif., December 18, 2017 – Corporate Capital Trust, Inc., a leading business development company, today announced the preliminary results of its previously announced tender offer (the “Tender Offer”) to purchase up to $185,000,000 in shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on December 15, 2017.

Based on a preliminary count, Broadridge, Inc., the depositary for the Tender Offer, has advised the Company that 67,793,500 shares of common stock were properly tendered pursuant to the Tender Offer and not properly withdrawn.

The Company will report the final results of the Tender Offer as soon as practicable.

Broadridge, Inc. is acting as information agent for the Company in the Tender Offer. Requests for documents and questions regarding the Tender Offer may be directed to Broadridge, Inc. by telephone, toll-free at (855) 793-5068.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. Questions and requests for assistance by shareholders may be directed to Broadridge, Inc. at (855) 793-5068 (toll-free).

About Corporate Capital Trust

Corporate Capital Trust is a business development company that provides investors an opportunity to access middle market direct lending investments. The Company is externally managed by KKR Credit Advisors (US) LLC (“KKR”), a subsidiary of KKR & Co. LLP (“KKR & Co.”), and its investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned companies, with a focus on originated transactions. For additional information, please visit www.corporatecapitaltrust.com.

About KKR

KKR & Co. is a leading global investment firm that manages multiple alternative asset classes, including credit, private equity, energy, infrastructure and real estate, and, through its strategic manager partnerships, hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR & Co. portfolio companies. KKR & Co. invests its own capital alongside its partners' capital and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about (NYSE: KKR), please visit KKR's website at http://www.kkr.com and on Twitter @KKR_Co.

Forward-Looking Statements

The information in this press release may include “forward-looking statements.” These statements are based on the beliefs and assumptions of the Company’s management and on the information currently available to management at the time of such statements. Forward-looking statements generally can be identified by the words “believes,” “expects,” “intends,” “plans,” “estimates” or similar expressions that indicate future events. Important factors that could cause actual results to differ materially from the Company’s expectations include the factors disclosed in the Company’s filings with the SEC, including the Company’s annual report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 20, 2017. The Company undertakes no obligation to update such statements to reflect subsequent events.

Media Contact
Kristi Huller or Cara Major
media@kkr.com

Investor Relations Contact
Danny McMahon or Donna Bass
CCT-IR@kkr.com